UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __)*




                           AMCON DISTRIBUTING COMPANY
                           --------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   02341Q 10 6
                                 --------------
                                 (CUSIP Number)



                                 October 8, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)



---------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

CUSIP NO. 02341Q 10 6
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ALEXANDER DAWSON FOUNDATION

                  22-6044616

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        --------
                                                                     (a)
                                                                        --------

                                                                        --------
                                                                     (b)   X
                                                                        --------

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Nevada

--------------------------------------------------------------------------------
NUMBER OF                            5    SOLE VOTING POWER
SHARES                                     81,135
BENEFICIALLY                              --------------------------------------
OWNED BY                             6    SHARED VOTING POWER
EACH REPORTING                             0
PERSON                                    --------------------------------------
WITH                                 7    SOLE DISPOSITIVE POWER
                                           81,135
                                          --------------------------------------
                                     8    SHARED DISPOSITIVE POWER
                                           0

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      81,135
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                                        [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                 13.3%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
                  OO

--------------------------------------------------------------------------------

Item 1.

         (a)  Name of Issuer:

                  Amcon Distributing Company

         (b)  Address of Issuer's Principal Executive Offices:

                  7405 Irvington Road
                  Omaha NE 68122

Item 2.

         (a)  Name of Persons Filing:

                  Alexander Dawson Foundation

         (b)  Address of Principal Business Office or, if none, Residence:

                  4045 South Spencer Street
                  Suite 312
                  Las Vegas NV 89119

         (c)  Citizenship:

                  Alexander Dawson Foundation is a trust formed under Nevada law.

         (d)  Title of Class of Securities:

                  Common stock, par value $.01 per share

         (e)  CUSIP Number:

                  02341Q 10 6

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)  [ ]   Broker or dealer registered under section 15 of the Act (15
                    U.S.C. 78o).
         (b)  [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).
         (c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).
         (d)  [ ]   Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).
         (e)  [ ]   An investment adviser in accordance with
                    ss.240.13d-1(b)(1)(ii)(E);
         (f)  [ ]   An employee benefit plan or endowment fund in accordance
                    with ss.240.13d-1(b)(1)(ii)(F);
         (g)  [ ]   A parent holding company or control person in accordance
                    with 240.13d-1(b)(1)(ii)(G);
         (h)  [ ]   A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)  [ ]   A church plan that is excluded from the definition of an
                    investment company under section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3);
         (j)  [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J);

                                 NOT APPLICABLE

Item 4.         Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:

                  81,135 shares

         (b)  Percent of class:

                      13.3%

         (c)  Number of shares as to which the person has:

                 (i)    Sole power to vote or to direct the vote:

                           81,135 shares

                 (ii)   Shared power to vote or to direct the vote:

                           -0-

                 (iii)  Sole power to dispose or to direct the disposition of:

                           81,135

                 (iv)   Shared power to dispose or to direct the disposition of:

                             -0-

         All of the 81,135 shares of common stock reported in this Schedule 13G are issuable upon conversion of the Series B Convertible Preferred Stock of the Company, all of the outstanding shares of which are beneficially owned by Alexander Dawson Foundation ("ADF"). The Series B Preferred Stock is owned directly by Spencer Street Investments, Inc. a Nevada corporation ("SSI"). SSI is wholly owned subsidiary of Alexander Dawson, Inc., a Nevada corporation, all of the shares of which are owned by ADF.


Item 5.    Ownership of Five Percent or Less of a Class.

                                 NOT APPLICABLE

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                                 NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                                 NOT APPLICABLE

Item 8.    Identification and Classification of Members of the Group.

                                 NOT APPLICABLE

Item 9.    Notice of Dissolution of Group.

                                 NOT APPLICABLE

Item 10.   Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2004

                                           ALEXANDER DAWSON FOUNDATION



                                           By: /s/ JOSEPH BORINI
                                               ---------------------------------
                                               Name:   Joseph Borini
                                               Title:  Trustee